CELULARITY INC.

170 Park Ave

Florham Park, New Jersey 07932

May 17, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Celularity Inc. Application for Withdrawal of Registration Statement on Form S-1
Initially Filed April 29, 2022
File No. 333-264560

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) by Celularity Inc. (the “Company”) on April 29, 2022 (File No. 333-264560) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing a public offering of its securities at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We appreciate your assistance, and should you have any questions regarding the foregoing application for withdrawal of the Registration Statement, please contact Marianne Sarrazin of Goodwin Procter LLP, counsel to the Company, at (415) 733-6134, or in her absence, Siavosh Salimi of Goodwin Procter LLP at (212) 459-7234, with any questions you have concerning this request.

Sincerely,

CELULARITY INC.

By:	/s/ Robert J. Hariri, M.D., Ph.D.
Name:	Robert J. Hariri, M.D., Ph.D.
Title:	Chief Executive Officer

cc:	Robert J. Hariri, M.D., Ph.D., Celularity Inc.
Marianne Sarrazin, Goodwin Procter LLP
Siavosh Salimi, Goodwin Procter LLP